SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F	☒
40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐
No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto is (i) the registrant’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 20, 2003 (ii) a Form of Proxy (iii) a press release, dated March 19, 2003, relating to the sale of a minority interest in MobiFon S.A, the registrant’s Romania subsidiary and (iv) a press release, dated March 26, 2003, relating to the sale of the registrant’s Brazilian operations.

The information furnished on this Form 6-K is hereby incorporated by reference to the registrant’s prospectus dated August 2, 2002, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-96865 and 333-96865-01) and the registrant’s prospectus dated February 10, 2003, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-102766 and 333-102766-01).

EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:
/s/ Margriet Zwarts

Name: Margriet Zwarts Title: General Counsel and Secretary
Date: April 8, 2003

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 20, 2003
99.2	Form of Proxy
99.3	Press release, dated March 19, 2003, relating to the sale of a minority interest in MobiFon S.A, the registrant’s Romania subsidiary
99.4	Press release, dated March 26, 2003, relating to the sale of the registrant’s Brazilian operations